Exhibit 99.3

Press Release Source: Sanofi (EURONEXT: SAN) (NASDAQ: SNY)

Pivotal data at ATS 2021 show Dupixent® (dupilumab) significantly reduced asthma attacks and improved lung function in children

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Dupixent is the only biologic medicine to improve lung function in children aged 6 to 11 years with uncontrolled moderate-to-severe asthma in a randomized Phase 3 trial, with potential to be best-in-class treatment for these patients

*	Results further support well-established safety profile of Dupixent

*	FDA decision for children with moderate-to-severe asthma expected by October 21, 2021

PARIS and TARRYTOWN, N.Y. – May 17, 2021 – Detailed results from a Phase 3 trial showed Dupixent® (dupilumab) significantly reduced severe asthma attacks, and within two weeks rapidly improved lung function in children aged 6 to 11 years with uncontrolled moderate-to-severe asthma, with evidence of type 2 inflammation. Dupixent also significantly improved overall asthma symptom control and reduced an airway biomarker of type 2 inflammation that plays a major role in asthma, called fractional exhaled nitric oxide (FeNO). These data are being presented at the 2021 American Thoracic Society International Conference (ATS 2021) and featured in the Breaking News: Clinical Trial Results in Pulmonary Medicine Scientific Symposium.

“Children living with uncontrolled moderate-to-severe asthma experience serious and persistent symptoms that can impact many crucial aspects of their lives including school, sleep and exercise,” says Leonard B. Bacharier, M.D., Professor of Pediatrics and Director of the Center for Pediatric Asthma Research, Monroe Carell Jr. Children’s Hospital at Vanderbilt University Medical Center in Nashville, Tennessee and principal investigator of the trial. “The trial results show that dupilumab, when added to standard of care therapy, significantly reduced asthma attacks, rapidly improved lung function and improved asthma control, which is especially important to these children during a particularly formative time in their lives.”

Asthma is the most common chronic disease in children, with approximately 75,000 children aged 6 to 11 years living with the uncontrolled moderate-to-severe form of the disease in the U.S., and many more worldwide. Despite treatment with current standard-of-care inhaled corticosteroids and bronchodilators, these children may continue to experience serious symptoms such as coughing, wheezing and difficulty breathing. They also may require the use of multiple courses of systemic corticosteroids that carry significant risks. Children who have asthma with underlying type 2 inflammation, which is the most common cause of asthma in children, are more likely to have poor asthma control, more frequent asthma attacks and symptoms that interfere with day-to-day activities.

The Phase 3, randomized, double-blind, placebo-controlled VOYAGE trial evaluated the efficacy and safety of Dupixent (100 mg or 200 mg every two weeks, based on weight) combined with standard-of-care asthma therapy in 408 children with uncontrolled moderate-to-severe asthma. Two pre-specified populations with evidence of type 2 inflammation were evaluated for the primary analysis: 1) patients with baseline blood eosinophils (EOS) ≥300 cells/µl (n=259) and 2) patients with FeNO ≥20 parts per billion (ppb) or EOS ≥150 cells/µl; n=350.

Top line results from the trial, which met its primary and key secondary endpoint, were announced in October 2020. These data showed that patients who added Dupixent to standard of care in these two patient groups, respectively, experienced:

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Substantially reduced rate of severe asthma attacks, with a 65% (p<0.0001) and 59% (p<0.0001) average reduction over one year compared to placebo (0.24 and 0.31 events per year for Dupixent vs. 0.67 and 0.75 for placebo, respectively).

•	Improved lung function observed as early as two weeks and sustained for up to 52 weeks, measured by percent predicted FEV1 (FEV1pp).

•	At 12 weeks, patients taking Dupixent improved their lung function by 5.32 and 5.21 percentage points vs. placebo (p=0.0036 and p=0.0009, respectively).

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This measure seeks to evaluate a patient’s change in lung function compared to their predicted lung function based on age, height, sex, and ethnicity to account for children’s growing lung capacity at different stages of development.

New VOYAGE data presented at ATS

Results presented for the first time at ATS in the primary patient populations showed patients taking Dupixent experienced:

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Significant improvement in asthma control at week 24 based on patient-reported disease symptoms and impact, measured on a 0-6 scale. On average, patients taking Dupixent improved their scores by 1.34 and 1.33 from baseline compared to 0.88 and 1.00 for placebo (average improvement of -0.46 and -0.33 for Dupixent vs. placebo, p<0.0001 and p=0.0001, respectively). The improvement from baseline in patients taking Dupixent was more than double the clinically meaningful threshold of 0.5 points on the Asthma Control Questionnaire 7-Interviewer Administered (ACQ-7-IA).

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Significant reduction in mean FeNO levels to below the threshold for type 2 inflammation, which is 20 parts per billion (ppb). Patients taking Dupixent had an average improvement in FeNO levels by -20.59 and -17.84 ppb vs. placebo from baseline to week 12 (p<0.0001 for both values).

The safety results from the trial were generally consistent with the known safety profile of Dupixent in patients aged 12 years and older with uncontrolled moderate-to-severe asthma. The overall rates of adverse events were 83% for Dupixent and 80% for placebo. Adverse events that were most commonly observed with Dupixent versus placebo included injection site reactions (18% Dupixent, 13% placebo), viral upper respiratory tract infections (12% Dupixent, 10% placebo), and eosinophilia (6% Dupixent, 1% placebo).

The safety and efficacy of Dupixent in this pediatric population have not been fully evaluated by any regulatory authority.

Dupixent is a fully human monoclonal antibody that inhibits the signaling of the interleukin-4 (IL-4) and interleukin-13 (IL-13) pathways and is not an immunosuppressant. IL-4 and IL-13 are key and central drivers of the type 2 inflammation that plays a major role in asthma, chronic rhinosinusitis with nasal polyposis (CRSwNP), atopic dermatitis, and eosinophilic esophagitis.

About Dupixent

Dupixent is approved in the U.S. to treat patients aged 6 years and older with moderate-to-severe atopic dermatitis that is not well controlled with prescription therapies used on the skin (topical), or who cannot use topical therapies; for use with other asthma medicines for the maintenance treatment of moderate-to-severe eosinophilic or oral steroid dependent asthma in patients aged 12 years and older whose asthma is not controlled with their current asthma medicines; and for use with other medicines for the maintenance treatment of CRSwNP in adults whose disease is not controlled.

Outside of the U.S., Dupixent is approved for specific patients with moderate-to-severe atopic dermatitis and certain patients with asthma in a number of other countries around the world, including those in the EU and Japan. Dupixent is also approved in the EU and Japan to treat certain adults with severe CRSwNP. Across all approved indications globally, more than 260,000 patients have been treated with Dupixent.

Dupilumab development program

To date, dupilumab has been studied in more than 10,000 patients across 50 clinical trials in various chronic diseases driven by type 2 inflammation.

In addition to the currently approved indications, Sanofi and Regeneron are studying dupilumab in a broad range of diseases driven by type 2 inflammation or other allergic processes, including pediatric asthma (6 to 11 years of age, Phase 3), chronic obstructive pulmonary disease with evidence of type 2 inflammation (Phase 3), pediatric atopic dermatitis (6 months to 5 years of age, Phase 3), eosinophilic esophagitis (Phase 3), bullous pemphigoid (Phase 3), prurigo nodularis (Phase 3), chronic spontaneous urticaria (Phase 3), chronic inducible urticaria-cold (Phase 3), chronic rhinosinusitis without nasal polyposis (Phase 3), allergic fungal rhinosinusitis (Phase 3), allergic bronchopulmonary aspergillosis (Phase 3) and food allergies (Phase 2). These potential uses of dupilumab are currently under clinical investigation, and the safety and efficacy in these conditions have not been fully evaluated by any regulatory authority. Dupilumab is being jointly developed by Sanofi and Regeneron under a global collaboration agreement.

About Regeneron

Regeneron (NASDAQ: REGN) is a leading biotechnology company that invents life-transforming medicines for people with serious diseases. Founded and led for over 30 years by physician-scientists, our unique ability to repeatedly and consistently translate science into medicine has led to nine FDA-approved treatments and numerous product candidates in development, almost all of which were homegrown in our laboratories. Our medicines and pipeline are designed to help patients with eye diseases, allergic and inflammatory diseases, cancer, cardiovascular and metabolic diseases, pain, infectious diseases and rare diseases.

Regeneron is accelerating and improving the traditional drug development process through our proprietary VelociSuite® technologies, such as VelocImmune®, which uses unique genetically humanized mice to produce optimized fully human antibodies and bispecific antibodies, and through ambitious research initiatives such as the Regeneron Genetics Center, which is conducting one of the largest genetics sequencing efforts in the world.

For additional information about the company, please visit www.regeneron.com or follow @Regeneron on Twitter.

About Sanofi

Sanofi is dedicated to supporting people through their health challenges. We are a global biopharmaceutical company focused on human health. We prevent illness with vaccines, provide innovative treatments to fight pain and ease suffering. We stand by the few who suffer from rare diseases and the millions with long-term chronic conditions.

With more than 100,000 people in 100 countries, Sanofi is transforming scientific innovation into healthcare solutions around the globe.

Sanofi, Empowering Life

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